

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2012

<u>Via U.S. Mail</u>
Andrew Clarke
Chief Executive Officer
First Corporation
Maranello, Watch House Green
Felsted, Essex CM6 3EF
United Kingdom

      Re: First Corporation
               Form 8-K
               Filed February 14, 2012
               File No. 000-52724

Dear Mr. Clarke:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Blaise A. Rhodes

                           Blaise A. Rhodes
                           Staff Accountant
                           Office of Beverages, Apparel and
                           Mining